SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                                 (Rule 13d-102)


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2


                   Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                                   TELIK INC
             -----------------------------------------------------
                                (Name of Issuer)
                                  Common Stock
              -----------------------------------------------------
                         (Title of Class of Securities)

                                    87959M109
             -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [].


----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87959M109          13G                    Page 2  of 8 Pages



--------------------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

       Morgan  Stanley
       IRS  #  39-314-5972
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

--------------------------------------------------------------------------------
   3.  SEC USE ONLY


--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       The state of organization is Delaware.
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             3,717,996
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       3,740,796
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,740,796
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       13.4373%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

       IA, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87959M1096                13G                    Page 3  of  8  Pages



--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

       Morgan Stanley Investments LP
       IRS # 23-1744122
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
--------------------------------------------------------------------------------
   3.  SEC USE ONLY


--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       The state of organization is Pennsylvania.
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             1,372,000
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       1,394,800
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,394,800
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.0102%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

       IA, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87959M109                 13G                   Page 4  of 8 Pages



Item 1.     (a)   Name of Issuer:
                  TELIK INC
                  --------------------------------------------------------------
            (b)   Address of Issuer's Principal Executive Offices:
                  750 GATEWAY BOULEVARD
                  SOUTH SAN FRANCISCO, CA 94080
                  --------------------------------------------------------------
Item 2.     (a)   Name of Person Filing:
                  (a) Morgan Stanley Dean
                  (b) Morgan Stanley Investments LP
                  --------------------------------------------------------------
            (b)   Address of Principal Business Office, or if None, Residence:
                  (a) 1585 Broadway
                      New  York, New  York  10036

                  (b) 1 Tower Bridge Suite 1100
                      West Conshohocken, PA 19428
                  --------------------------------------------------------------
            (c)   Citizenship:

                  Incorporated by reference to Item 4 of the cover page pertaining to each reporting person.
                  --------------------------------------------------------------
            (d)   Title of Class of Securities:
                  Common Stock
                  --------------------------------------------------------------
            (e)   CUSIP Number:
                  87959M109
                  --------------------------------------------------------------

Item 3.     (a)  Morgan Stanley is a parent holding company.

            (b) Morgan Stanley Investments LP is (e) an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

CUSIP No. 87959M109       13-G                   Page 5  of  8  Pages



Item 4.     Ownership.

            Incorporated by reference to Items (5) - (9) and (11) of the cover page.

            (a) Mogan Stanley is filing solely in its
                capacity as the parent company of, and indirect beneficial owner of securities held by, one of its business units.

Item 5.     Ownership of Five Percent or Less of a Class.

            Inapplicable

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Accounts managed on a discretionary basis by Morgan Stanley Investments LP., a wholly owned subsidiary of Morgan Stanley, are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities. No such account holds more than 5 percent of the class.

            See item 4 (a).

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8.     Identification and Classification of Members of the Group.

Item 9.     Notice of Dissolution of Group.

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 87959M109           13-G                   Page 6  of  8 Pages


                                   Signature.


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:       October 10, 2002

Signature:  /s/ Dennine Bullard
            -----------------------------------------------------------------

Name/Title  Dennine Bullard / Vice President Morgan Stanley & Co. Incorporated
            -----------------------------------------------------------------
            MORGAN STANLEY

Date:       October 10, 2002

Signature:  /s/ Paul A. Frick
            -----------------------------------------------------------------

Name/Title  Paul A. Frick / Vice President Morgan Stanley Investments LP
            -----------------------------------------------------------------
            Morgan Stanley Investments LP


                       INDEX TO EXHIBITS                               PAGE
                       -----------------                               ----

EXHIBIT 1       Secretary's Certificate Authorizing Dennine Bullard       8
                to Sign on behalf of Morgan Stanley


* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

(022597DTI)

 CUSIP No. 87959M109               13-G                   Page 7  of  8 Pages


                            EXHIBIT 1 TO SCHEDULE 13G
               ---------------------------------------------------


                                OCTOBER 10, 2002
               ---------------------------------------------------


            MORGAN STANLEY and MORGAN STANLEY INVESTMENTS LP

            hereby agree that, unless differentiated, this Schedule 13G is filed on behalf of each of the parties.


            MORGAN STANLEY

            BY: /s/ Dennine Bullard
            --------------------------------------------------------------------
            Dennine Bullard /Vice President, Morgan Stanley & Co. Incorporated

            Morgan Stanley Investments LP

            BY: /s/ Paul A. Frick
            --------------------------------------------------------------------
            Paul A. Frick / Vice President Morgan Stanley Investments LP




* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                   EX-99.b
            SECRETARY'S CERTIFICATE

 CUSIP No. 87959M109                  13-G                  Page 8 of 8 Pages

                                      EXHIBIT 1
                                ------------------

                                  MORGAN STANLEY

                             SECRETARY'S CERTIFICATE


         I, Charlene R. Herzer, a duly elected and Assistant Secretary of Morgan Stanley, a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), certify that Stuart J.M. Breslow, Robert G. Koppenol and Dennine Bullard are authorized to sign reports to be filed under Sections 13 and 16 of the Securities Exchange Act of 1934 (the "Act") pursuant to the following:

             (1) On May 31, 1997, the Board of Directors of the Corporation granted authority to Stuart J.M. Breslow and Robert G. Koppenol to sign reports to be filed under Sections 13 and 16 of the Act on behalf of the Corporation.

             (2) On February 23, 2000, Donald G. Kempf, Jr., the Executive Vice President, Chief Legal Officer and Secretary of the Corporation, delegated authority to Dennine Bullard to sign reports to be filed under Sections 13 and 16 of the Act on behalf of the Corporation. Pursuant to Section 7.01 of the Bylaws of the Corporation and resolutions approved by the Board of Directors of the Corporation on September 25, 1998, the Chief Legal Officer is authorized to enter into agreements and other instruments on behalf of the Corporation and may delegate such powers to others under his jurisdiction.

          IN WITNESS WHEREOF, I have hereunto set my name and affixed the seal of the Corporation as of the 1st day of March, 2000.

                                                ------------------------------
                                                Charlene R. Herzer
                                                Assistant Secretary